SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

News published in the media

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, hereby informs its shareholders and the market in general that it has come to provide clarifications regarding the questioning of news published on June 27, 2023 in the newspaper Valor Econômico, under the title: "State companies target privatization on the stock exchange", requested through Official Letter No. 863/2023-SLS, sent on June 27 of 2023 by the Superintendence of Listing and Supervision of Issuers of Brasil, Bolsa, Balcão (“B3 S.A”), which is translated below.

____________________________________________________

Cia Paranaense De Energia - Copel
At. Adriano Rudek De Moura
Investor Relations Officer

Ref.: Request for clarification on news published in the press

Dear Sirs,

In news published by the newspaper Valor Econômico, on 06/27/2023, under the title “State-owned companies target privatization in the Eletrobras model”, it states, among other information, that Copel:

1. plans to bid in July;

2. it will have to obtain approval from the State Audit Court (TCE-PR), in addition to confirmation from the TCU (Union Audit Court) on the renewal of the concession of its three hydroelectric power plants, for the grant amount of BRL 3.7 billion.

We request clarification on the marked items, until 06/28/2023, with your confirmation or not, as well as other information considered important.

____________________________________________________

In response to the request, the Company reinforces that, as already disclosed through Material Fact 06/22 disclosed on 11.21.22, the transformation of Copel into a company with dispersed capital and no controlling shareholder, by carrying out a public offering of distribution of common shares and/or Units issued by the Company to be carried out by the State of Paraná (“Transaction”) is subject to analysis by the Court of Auditors of the State of Paraná (“TCE”), pursuant to Complementary Law no. 113, of December 15, 2005 (“Organic Law of the Court of Auditors of the State of Paraná”).

Additionally, pursuant to Material Fact 07/22, published on 12.21.22, the Company communicated to the market the approval by its Board of Directors of carrying out a study to enable the full renewal of the Concessions of the Hydroelectric Power Plants (“HPPs”) Governador Bento Munhoz da Rocha Netto (“Foz do Areia”), Governor Ney Braga (“Segredo”) and Governor José Richa (“Salto Caxias”) for 30 years and evaluate alternatives for raising funds aimed at paying the respective grant bonuses, in order to optimize the Company's capital structure, including any public offering for the primary distribution of shares and/or Units issued by it (“Potential Offering”).

In this sense, the Interministerial Ordinance of the Ministries of Mines and Energy and of Finance - MME/MF No. 01/23 was published, which established the value of the granting of electric energy generation concession for the set of plants mentioned in the amount of R$ 3,719. 428,214.95 (three billion, seven hundred and nineteen million, four hundred and twenty-eight thousand, two hundred and fourteen reais and ninety-five cents). At the time, it was clarified that the amount established in the Ordinance is subject to analysis by the Federal Court of Accounts (“TCU”), as provided in Material Fact 04/23, published on 4.11.23, and Notice to the Market 05/23, of 14.4.23.

Subsequently, the Company disclosed to the market, through Material Fact 07/23, the engagement and action with market institutions, with the objective of structuring the Potential Offer within the scope of the Transaction, subject to obtaining applicable approvals (including those of a corporate nature), among others.

Finally, on 06.07.2023, the Company disclosed Material Fact 08/23 informing that the Board of Directors approved the submission of proposals, for deliberation at the Extraordinary General Meeting (“AGE”), scheduled to be held on 7.10.2023:

1.	amendment of Copel's bylaws in order to allow the process of transforming the Company into a company with dispersed capital and no controlling shareholder (“Transformation into a Corporation”); and
2.	of, subject to certain conditions, entry of Copel and effective listing of its shares on the Novo Mercado of B3 (“Migration to the Novo Mercado”), a special segment exclusively for companies that adopt the highest practices of corporate governance, as the apex of the governance improvement process initiated by the Company in recent years.

The Company also reinforces that the Potential Offer depends on certain applicable approvals, including corporate approvals, such as the appreciation of the general meeting called to deliberate on the matter, the macroeconomic and market conditions in Brazil and abroad, the execution of definitive contracts and the procedures inherent to the realization of public offerings in the form of current regulations.

In this sense, the agenda of the Extraordinary General Meeting to be held on July 10, 2023, includes the authorization to carry out the public offering of primary distribution of shares. Thus, if such matter is approved by the AGE, the Company will be, for corporate purposes, authorized to proceed with the Potential Offer, observing the other necessary approvals. The documents pertaining to the AGE can be found on the CVM website (https://www.gov.br/cvm/pt-br) and on the Company's website (https://ri.copel.com/).

The Company takes this opportunity to reiterate its commitment to keep shareholders and the market in general informed about the progress of any matters that may be of interest to the market.

Curitiba, June 28, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 28, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.